UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 4, 2010

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1.	Information Contained in this Form 6-K Report

On May 27, 2010, Seaspan Corporation (the “Company”) entered into a preferred stock purchase agreement (the “Purchase Agreement”) to issue and sell an aggregate of 260,000 shares of Cumulative Preferred Shares — Series B, par value $0.01 per share (the “Preferred Shares”), to an investor (the “Investor”) related to Zhejiang Shipbuilding Co. Ltd. of China (“Zhejiang”), for $26 million. The Preferred Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being issued and sold in a private placement pursuant to Section 4(2) of the Securities Act.

In connection with the closing of the transaction contemplated by the Purchase Agreement, the Company filed a statement of designation (the “Statement of Designation”) on May 27, 2010 creating the Preferred Shares and establishing the designations, preferences and other rights of the Preferred Shares with the Registrar of Corporations of the Republic of the Marshall Islands.

The Statement of Designation sets the initial liquidation preference of the Preferred Shares at $100 per share, subject to adjustment. The Preferred Shares are redeemable by the Company at any time and carry an annual dividend rate of 5% of the liquidation value until June 30, 2012, 8% from July 1, 2012 to June 30, 2013, and 10% from July 1, 2013 thereafter. Upon any liquidation or dissolution of the Company, holders of the Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Preferred Shares after satisfaction of all liabilities to the Company’s creditors and holders of the Company’s 12% Cumulative Preferred Shares — Series A, but before any distribution is made to or set aside for the holders of junior stock, including the Company’s Common Shares. A copy of the Statement of Designation is filed as Exhibit 3.1 to this report.

On June 1, 2010, we accepted delivery of one 4250 TEU newbuilding vessel for approximately $43 million constructed by Zhejiang. The Company funded the purchase of the vessel with existing credit facilities and with equity raised from the sale of the Preferred Shares to an investor related to Zhejiang.

The description of the Statement of Designation is qualified in its entirety by reference to the statement itself, which is incorporated by reference herein and included as Exhibit 3.1 hereto.

We currently have $1.1 billion available under our credit and lease facilities to fund our $1.3 billion newbuilding program. To fund the remainder, we will need to issue approximately $125 million in common or other equity and/or other forms of capital over the period from the third quarter of 2011 to the third quarter of 2012. This is a reduction from our previously stated equity capital needs of $140 million and a deferral of the period from the second quarter of 2011 to the second quarter of 2012. The state of the global financial markets and economic conditions may adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all. We will continue to actively pursue alternatives that will allow us to defer or eliminate some or all of our current equity needs.

This Form 6-K is filed with reference to and hereby incorporated by reference into the Registration Statement of Seaspan Corporation, filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329).

Exhibits

The following documents are filed with reference to and hereby incorporated by reference into this report.

3.1	Statement of Designation of the Cumulative Preferred Shares—Series B, dated May 27, 2010

4.1	Form of Series B Preferred Stock Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: June 4, 2010	By:	/S/ SAI W. CHU
Sai W. Chu
Chief Financial Officer

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